UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2*)

Western Power & Equipment Corp.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

959221102

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[	] Rule 13d-1(b)

[ X ] Rule 13d-1(c)

[	] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 959221102                                                                                           Page 2 of 6 Pages

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Costa Brava Partnership III L.P. 04-3387028
2)	Check the Appropriate Box if a Member of a Group (see instructions)	(a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization	A Delaware limited partnership
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	950,000[1]
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	950,000[1]
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person:	950,000[1]
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)
11)	Percent of Class Represented by Amount in Row (9):	8.5%[2]
12)	Type of Reporting Person (see instructions):	PN

_________________________

1 The Reporting Persons were the beneficial owners of 950,000 shares of the Issuer’s Common Stock, $0.001 par value on December 31, 2007.

2 The percentage ownership of the Reporting Persons in the Issuer’s Common Stock, $0.001 par value is based upon 11,230,000 issued and outstanding shares as of December 13, 2007, as reported by the Issuer in its filing on Form 10-Q for the fiscal quarter ended October 31, 2007.

CUSIP NO.: 959221102                                                                                           Page 3 of 6 Pages

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Roark, Rearden & Hamot, LLC 10-0000708
2)	Check the Appropriate Box if a Member of a Group (see instructions)	(a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization	A Delaware limited liability company
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	950,000[1]
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	950,000[1]
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person:	950,000[1]
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)
11)	Percent of Class Represented by Amount in Row (9):	8.5%[2]
12)	Type of Reporting Person (see instructions):	OO

_________________________

1 The Reporting Persons were the beneficial owners of 950,000 shares of the Issuer’s Common Stock, $0.001 par value on December 31, 2007.

2 The percentage ownership of the Reporting Persons in the Issuer’s Common Stock, $0.001 par value is based upon 11,230,000 issued and outstanding shares as of December 13, 2007, as reported by the Issuer in its filing on Form 10-Q for the fiscal quarter ended October 31, 2007.

CUSIP NO.: 959221102                                                                                           Page 4 of 6 Pages

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Seth W. Hamot
2)	Check the Appropriate Box if a Member of a Group (see instructions)	(a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization	A Delaware limited liability company
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	950,000[1]
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	950,000[1]
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person:	950,000[1]
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)
11)	Percent of Class Represented by Amount in Row (9):	8.5%[2]
12)	Type of Reporting Person (see instructions):	IN, HC

_________________________

1 The Reporting Persons were the beneficial owners of 950,000 shares of the Issuer’s Common Stock, $0.001 par value on December 31, 2007.

2 The percentage ownership of the Reporting Persons in the Issuer’s Common Stock, $0.001 par value is based upon 11,230,000 issued and outstanding shares as of December 13, 2007, as reported by the Issuer in its filing on Form 10-Q for the fiscal quarter ended October 31, 2007.

CUSIP NO.: 959221102                                                                                           Page 5 of 6 Pages

Schedule 13G (Amendment No. 2)

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission on February 27, 2006 and Amendment No. 1 thereto filed on December 12, 2006 (as so amended, the "Schedule 13G"). Terms defined in the Schedule 13G are used herein as so defined.

The following Items of the Schedule 13G are hereby amended and restated to read in their entirety as follows:

Item 4.	Ownership.

The information requested in Item 4 is set forth in Items 5 through 9 and 11 of the cover pages to this Schedule 13G.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

The Reporting Persons have agreed that this Schedule may be filed by Costa Brava Partnership III L.P. on behalf of all of them jointly pursuant to Rule 13d-1(k)(1). A copy of such agreement is attached as Exhibit 1 to this Schedule.

CUSIP NO.: 959221102	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	January 18, 2008

COSTA BRAVA PARTNERSHIP III L.P.
By: Roark, Rearden & Hamot, LLC, its General Partner

By:	/s/ Seth W. Hamot
Name: Seth W. Hamot Title: President

                                                                          Exhibit 1

AGREEMENT REGARDING

THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated:	January 18, 2008

COSTA BRAVA PARTNERSHIP III L.P.
By: Roark, Rearden & Hamot, LLC, its General Partner

By:	/s/ Seth W. Hamot
Name: Seth W. Hamot Title: President

ROARK, REARDEN & HAMOT, LLC

By:	/s/ Seth W. Hamot
Name: Seth W. Hamot Title: President

SETH W. HAMOT

By:	/s/ Seth W. Hamot
Seth W. Hamot